UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2010

Commission File Number 0-28564

QIAGEN N.V.

(Translation of registrant’s name into English)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

QIAGEN N.V.

Form 6-K

2

OTHER INFORMATION

On August 9, 2010, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter ended June 30, 2010. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.

The non-GAAP financial measures used in this press release are non-GAAP operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude costs related to amortization of acquired intangible assets, impairment losses, share-based payment expenses, acquisition, integration and restructuring expenses, including inventory fair value adjustments related to business acquisitions, as well as non-recurring charges or income. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.

We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.

We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ ROLAND SACKERS
Roland Sackers
Chief Financial Officer

Date: August 10, 2010

4

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated August 9, 2010

5

Exhibit 99.1

Contacts:

Dr. Solveigh Mähler

Director Investor Relations

QIAGEN N.V.

+49 2103 29 11710

e-mail: solveigh.maehler@qiagen.com

Albert F. Fleury

Director Corporate Finance

and Investor Relations North America

QIAGEN N.V.

+1 301 944 7028

e-mail: albert.fleury@qiagen.com

Dr. Thomas Theuringer Director Public Relations QIAGEN N.V. +49 2103 29 11826 e-mail: thomas.theuringer@qiagen.com

QIAGEN Reports Solid Second Quarter 2010 Results

•	11% Revenue growth at constant exchange rates

•	10% Organic growth excluding H1N1 related effects

•	25% Net income growth

•	$0.22 Adjusted EPS

Venlo, The Netherlands, August 9, 2010 - QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) today announced the results of operations for the second quarter and the six-month period ended June 30, 2010.

The reported net sales for the second quarter 2010 were in line with, and adjusted earnings per share were at the high end of, the Company’s quarterly expectations as provided on May 4, 2010.

Second Quarter 2010 Results

QIAGEN’s Second Quarter 2010

in US$ millions, except per share information	Q2 2010	Q2 2009	Growth
Net sales	262.7	240.2	9%
Net sales at constant exchange rates	265.9	240.2	11%
Net income	38.5	30.9	25%
Net income, adjusted	52.5	48.3	9%
EPS, adjusted (US$)	0.22	0.24

For information on the adjusted figures, please refer to the reconciliation table accompanying this release.

The Company reported that consolidated net sales for its second quarter 2010 increased 9% to $262.7 million from $240.2 million in the same quarter of 2009. Excluding the unfavorable impact from foreign currency exchange rates, net sales for the second quarter 2010 would have increased 11% from the second quarter 2009. Reported operating income for the quarter decreased 9% to $42.8 million from $46.9 million in the same quarter of 2009, and net income for the quarter increased 25% to $38.5 million from $30.9 million in the same quarter of 2009. Diluted earnings per share for the second quarter increased to $0.16 in 2010 (based on 241.6 million weighted average shares and share equivalents outstanding) from $0.15 in 2009 (based on 203.8 million weighted average shares and share equivalents outstanding).

Second quarter adjusted operating income increased 2% to $73.1 million in 2010 from $71.8 million in 2009, and second quarter 2010 adjusted net income increased 9% to $52.5 million from $48.3 million in 2009. Adjusted diluted earnings per share decreased to $0.22 in 2010 from $0.24 in 2009. These figures are adjusted for business integration, acquisition related and restructuring costs, a one-time tax benefit, purchased intangibles amortization and share based compensation.

Six-Month Period 2010 Results

For the six-month period ended June 30, 2010, net sales increased 14% to $527.1 million compared to $461.1 million in the respective period of 2009. Operating income as reported for the six months ended June 30, 2010 increased 4% to $87.5 million from $83.9 million for the same period in 2009. Net income increased 29% to $71.5 million from $55.6 million in 2009, and diluted earnings per share increased to $0.30 in 2010 from $0.27 in 2009.

On an adjusted basis, operating income for the six-month period ended June 30, 2010 increased 12% to $146.7 million in 2010 from $130.9 million in 2009, and adjusted net income increased 15% to $101.9 million from $88.5 million. Adjusted diluted earnings per share in the six months ended June 30, 2010 decreased to $0.42 per share from $0.44 per share in the same period of 2009.

QIAGEN’s second quarter and six-month period 2010 results include the results of operations from the Company’s recent acquisitions, the most significant of which were SABiosciences Corporation, acquired in December 2009 and DxS Ltd., acquired in September 2009. Reconciliations of reported results determined in accordance with generally accepted accounting principles (GAAP) to adjusted results are included in the tables accompanying this release.

“QIAGEN experienced a successful second quarter,” said Peer Schatz, QIAGEN’s Chief Executive Officer. “We met our quarterly revenue expectations as communicated in our previous quarterly conference call and came in on the high end of our adjusted EPS expectations. Our markets remain stable across our customer segments and show promising growth opportunities.

We achieved a substantial increase in product sales to our customers in molecular diagnostics, applied markets, the pharmaceutical industry and in academia and remain very well prepared to exploit further growth opportunities in our target markets.

Molecular diagnostics remains our strongest revenue driver even when considering the impacts related to swine flu testing in 2009. The market for our profiling assays and solutions remains very solid. The market for our prevention assays (primarily HPV screening), continues to benefit from our market adoption initiatives in the United States despite what is believed to be a temporary extension of doctor visit intervals. Anticipated future healthcare policies and reimbursement schemes world-wide promise a healthy outlook for this market segment. The applied testing markets show excellent growth opportunities. Our recent addition of more than 70 new food safety tests to our assay technologies portfolio and the addition of a portfolio of forensic assays position QIAGEN for further strong growth in the applied testing customer class. In the pharmaceutical industry we observed a continuing trend to focus on our sample and assay solutions that enable molecular selection, guidance, progression and recurrence during the drug development process. With our portfolio of sample and assay technologies and our broad portfolio of instrument platforms we believe we are well positioned to address the needs coming with molecular based drug development. In addition we recently launched our new SABiosciences portfolio through our QIAGEN sales channels, thereby enabling pharmaceutical and academic partners to advance biomarker discovery and research.

We feel very well prepared to take advantage of the growth opportunities in our target markets and are on track to achieve our annual targets.”

“We are pleased with our financial performance in this second quarter of 2010. Reported revenues met, and adjusted earnings per share were at the high end of, our expectations for the second quarter of 2010 as set in our most recent quarterly conference call early May,” said Roland Sackers, QIAGEN’s Chief Financial Officer. “Revenue growth for the second quarter was 9% (11% under constant exchange rates). Organic growth excluding H1N1 related revenues was strong at 10% and we realized a positive contribution from acquisitions of 7%.

Our consumable portfolio represented approximately 85% of our total net sales and contributed approximately 10% growth at constant exchange rates. QIAGEN’s instrumentation products represented approximately 14% of our total net sales and grew with approximately 10% at constant exchange rates. The largest revenue share we recorded in the second quarter 2010 was in sales to customers in molecular diagnostics (approximately 47% of total revenues) followed by sales to customers in academia (approximately 24% of total revenues), in the pharmaceutical industry (approximately 22% of total revenues) and in applied testing markets (approximately 7% of total revenues).

We are reiterating our guidance for the fiscal year 2010. Based on foreign currency exchange rates as of January 31, 2010, this guidance targets revenues between $1,120 and $1,170 million and adjusted diluted earnings per share between $0.90 and $0.96. The guidance on EPS, adjusted does not include a negative contribution for 2010 of approximately US$0.01 from the acquisition of all rights to a portfolio of molecular food safety tests developed by the Institute for Product Quality (ifp) in May 2010.”

QIAGEN – Sample and Assay Technologies Highlights

•

QIAGEN extended its development agreement with Genome Diagnostics targeting the development and commercialization of a series of new assays to detect genetic variations in the so called Human Leukocyte Antigen (HLA) complex. These assays are increasingly used in personalized healthcare (PHC). The assays will include tests based on QIAGEN’s proprietary “Pyrosequencing” technology which enables fast, cost effective and accurate analysis of HLA sequences, and allows for direct detection of previously unknown polymorphisms. QIAGEN believes that this collaboration will further expand the Company’s testing portfolio for the early detection of diseases and individualized treatment of patients – thereby strengthening QIAGEN’s molecular diagnostics offering for applications in prevention and personalized healthcare (PHC).

•

QIAGEN acquired all rights to a portfolio of 70 molecular food safety tests developed by the Institute for Product Quality (ifp). The tests are based on real-time PCR (Polymerase Chain Reaction) technology and cover a broad range of molecular targets including genetic, bacterial, viral and other contaminants of food products. The tests can be fully automated using QIAGEN’s instrument platforms such as the QIAsymphony and the Rotor-Gene Q. The transaction enables QIAGEN to offer complete solutions for all major applications in the food safety testing segment, covering entire workflows from the processing of primary samples to the final testing result. The first test kits are expected to be available through QIAGEN in the fourth quarter of 2010.

•

QIAGEN added a range of Human Identity (HID) PCR assays for human identity testing applications in forensics to its assay technologies portfolio through the acquisition of various assets from a leading forensics assay supplier in Europe. Our new human ID assay portfolio includes IP, know-how and co-exclusive rights to innovative software suites for analysis of STR genotyping data. The assay portfolio features comprehensive coverage of international STR (short tandem repeat) marker standards, including the new European Standard Set (ESS) as defined by the Council of the European Union in the effort to harmonize Europe’s national DNA databases.

•

QIAGEN announced a donation of one million HPV tests to low-income countries over five years, following the April 2009 publication of study results in The New England Journal of Medicine. The control group in the study had no screening, which is the standard of care in many parts of India. From the company’s “one million test” donation program, QIAGEN allocated first grants, including a donation of approximately 26,000 human papillomavirus (HPV) tests to the Nargis Dutt Memorial Cancer Hospital in India for cervical cancer screening.

•

QIAGEN completed the European certification of its careHPV™ Test to bring human papillomavirus (HPV) testing to public-health programs in low-resource, developing countries. The CE conformity marking (“Conformité Européenne”) certifies that the careHPV Test has met European Union consumer safety and health requirements, allowing the test to be distributed in developing countries that recognize the CE mark.

•

QIAGEN launched 19 new products/product groups in the area of Sample & Assay Technologies including the SABiosciences portfolio for gene and pathway analysis as well as a number of molecular diagnostic assays including a CE-labeled artus real time PCR assay for the detection of the Herpes-Simplex virus and the EASYartus PCR assay for the detection of the Cytomegalus virus.

Conference Call and Webcast Details

Detailed information on QIAGEN’s business and financial performance will be presented during its conference call on August 10, 2010 at 9:30am ET. The corresponding presentation slides will be available for download on the Company’s website at www.qiagen.com/goto/ConferenceCall. A webcast of the conference call will also be available at www.qiagen.com/goto/ConferenceCall.

Use of Adjusted Results

QIAGEN has regularly reported adjusted results to give additional insight into its financial performance as well as considered results on a constant currencies basis. Adjusted results should be considered in addition to the reported results prepared in accordance with generally accepted accounting principles, but should not be considered as a substitute. The Company believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and its own prior periods. Reconciliations of reported results to adjusted results are included in the tables accompanying this release.

About QIAGEN

QIAGEN N.V., a Netherlands holding company, is the leading global provider of sample and assay technologies. Sample technologies are used to isolate and process DNA, RNA and proteins from biological samples such as blood or tissue. Assay technologies are used to make these isolated biomolecules visible. QIAGEN has developed and markets more than 500 sample and assay products as well as automated solutions for such consumables. The Company provides its products to molecular diagnostics laboratories, academic researchers, pharmaceutical and biotechnology companies, and applied testing customers for purposes such as forensics, animal or food testing and pharmaceutical process control. QIAGEN’s assay technologies include one of the broadest panels of molecular diagnostic tests available worldwide. This panel includes the first FDA-approved test for human papillomavirus (HPV), the primary cause of cervical cancer. QIAGEN employs more than 3,500 people in over 30 locations worldwide. Further information about QIAGEN can be found at http://www.qiagen.com/.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN’s products, markets, strategy or operating results, including without limitation its expected operating results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between business segments, the commercial development of markets for our products in applied testing, personal healthcare, clinical research, proteomics, women’s health/HPV testing, nucleic acid-based molecular diagnostics, and genetic vaccination and gene therapy, changing relationships with customers, suppliers and strategic partners, competition, rapid or unexpected changes in technologies, fluctuations in demand for QIAGEN’s products (including fluctuations due to general economic conditions, the level and timing of customers’ funding, budgets, and other factors), our ability to obtain regulatory approval of our infectious disease panels, difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products, the ability of QIAGEN to identify and develop new products and to differentiate and protect its products from competitors’ products, market acceptance of QIAGEN’s new products and the integration of acquired technologies and businesses. For further information, refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

###

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

(in US$ thousands, except per share data)	Three months ended June 30,
	2010	2009
Net sales	262,718	240,156
Cost of sales	89,912	80,656

Gross profit	172,806	159,500

Operating expenses:
Research and development	29,423	24,950
Sales and marketing	66,255	59,039
General and administrative, integration and other	28,438	24,618
Acquisition-related intangible amortization	5,840	4,011

Total operating expenses	129,956	112,618

Income from operations	42,850	46,882

Other income (expense):
Interest income	1,501	678
Interest expense	(7,669)	(7,302)
Other income, net	2,858	778

Total other expense	(3,310)	(5,846)

Income before provision for income taxes	39,540	41,036
Provision for income taxes	1,020	10,107

Net income	38,520	30,929

Weighted average number of diluted common shares	241,636	203,785

Diluted net income per common share	$0.16	$0.15

Diluted net income per common share, adjusted	$0.22	$0.24

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

(in US$ thousands, except per share data)	Six months ended June 30,
	2010	2009
Net sales	527,082	461,089
Cost of sales	181,064	155,140

Gross profit	346,018	305,949

Operating expenses:
Research and development	61,021	50,593
Sales and marketing	130,690	115,137
General and administrative, integration and other	54,778	48,406
Acquisition-related intangible amortization	11,998	7,902

Total operating expenses	258,487	222,038

Income from operations	87,531	83,911

Other income (expense):
Interest income	2,190	1,863
Interest expense	(13,923)	(14,732)
Other income, net	5,093	2,558

Total other expense	(6,640)	(10,311)

Income before provision for income taxes	80,891	73,600
Provision for income taxes	9,358	17,987

Net income	71,533	55,613

Weighted average number of diluted common shares	241,780	203,476

Diluted net income per common share	$0.30	$0.27

Diluted net income per common share, adjusted	$0.42	$0.44

QIAGEN N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2010	December 31, 2009
(in US$ thousands, except par value)	(unaudited)
Assets

Current Assets:
Cash and cash equivalents	844,209	825,557
Short-term investments	74,000	40,000
Accounts receivable, net	189,958	193,737
Income taxes receivable	14,714	12,907
Inventories, net	117,808	130,851
Prepaid expenses and other	80,456	96,893
Deferred income taxes	31,605	33,525

Total current assets	1,352,750	1,333,470

Long-Term Assets:
Property, plant and equipment, net	303,381	317,467
Goodwill	1,316,955	1,337,064
Intangible assets, net	713,664	752,296
Deferred income taxes	29,202	26,387
Other assets	51,833	29,780

Total long-term assets	2,415,035	2,462,994

Total assets	3,767,785	3,796,464

Liabilities and Shareholders’ Equity

Current Liabilities:
Accounts payable	49,007	43,775
Accrued and other liabilities	188,653	248,699
Income taxes payable	13,672	10,727
Current portion of long-term debt	50,977	50,000
Current portion of capital lease obligations	3,346	3,417
Deferred income taxes	16,356	18,912

Total current liabilities	322,011	375,530

Long-Term Liabilities:
Long-term debt, net of current portion	871,783	870,000
Capital lease obligations, net of current portion	24,353	27,554
Deferred income taxes	201,877	212,690
Other liabilities	13,218	19,521

Total long-term liabilities	1,111,231	1,129,765

Shareholders’ Equity:
Common shares, EUR .01 par value:
Authorized—410,000 shares
Issued and outstanding—232,703 shares in 2010 and 232,074 shares in 2009	2,720	2,711
Additional paid-in-capital	1,637,656	1,622,733
Retained earnings	687,112	615,579
Accumulated other comprehensive income	7,055	50,146

Total shareholders’ equity	2,334,543	2,291,169

Total liabilities and shareholders’ equity	3,767,785	3,796,464

QIAGEN N.V.

RECONCILIATION OF REPORTED TO ADJUSTED FIGURES

(unaudited)

Three months ended June 30, 2010

(in US$ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	262.7	172.8	42.8	39.5	(1.0)	38.5	$0.16
Adjustments:
Business integration, acquisition related and restructuring costs and tax benefit from restructuring	—	—	5.5	5.5	(7.7)	(2.2)	(0.01)
Purchased intangibles amortization	—	15.3	21.1	21.1	(7.5)	13.6	0.06
Share-based compensation	—	0.3	3.7	3.7	(1.1)	2.6	0.01

Total adjustments	—	15.6	30.3	30.3	(16.3)	14.0	0.06

Adjusted results	262.7	188.4	73.1	69.8	(17.3)	52.5	$0.22

*	Using 241.6 M diluted shares

Three months ended June 30, 2009

(in US$ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	240.2	159.5	46.9	41.0	(10.1)	30.9	$0.15
Adjustments:
Business integration, acquisition related and restructuring costs	—	0.3	4.9	4.9	(1.6)	3.3	0.02
Purchased intangibles amortization	—	13.2	17.2	17.2	(6.0)	11.2	0.06
Share-based compensation	—	0.2	2.8	2.8	(0.8)	2.0	0.01
Acquisition related write-off of prepaid expenses	—	—	—	1.2	(0.3)	0.9	—

Total adjustments	—	13.7	24.9	26.1	(8.7)	17.4	0.09

Adjusted results	240.2	173.2	71.8	67.1	(18.8)	48.3	$0.24

*	Using 203.8 M diluted shares

QIAGEN N.V.

RECONCILIATION OF REPORTED TO ADJUSTED FIGURES

(unaudited)

Six months ended June 30, 2010

(in US$ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	527.1	346.0	87.5	80.9	(9.4)	71.5	$0.30
Adjustments:
Business integration, acquisition related and restructuring costs and tax benefit from restructuring	—	0.8	10.5	10.5	(12.0)	(1.5)	(0.01)
Purchased intangible amortization	—	30.4	42.4	42.4	(15.0)	27.4	0.11
Share-based compensation	—	0.4	6.3	6.3	(1.8)	4.5	0.02

Total adjustments	—	31.6	59.2	59.2	(28.8)	30.4	0.12

Adjusted results	527.1	377.6	146.7	140.1	(38.2)	101.9	$0.42

*	Using 241.8 M diluted shares

Six months ended June 30, 2009

(in US$ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported Results	461.1	305.9	83.9	73.6	(18.0)	55.6	$0.27
Adjustments:
Business integration, acquisition related and restructuring costs	—	0.5	7.9	7.9	(2.5)	5.4	0.03
Purchased intangible amortization	—	26.2	34.1	34.1	(11.9)	22.2	0.11
Share-based compensation	—	0.5	5.0	5.0	(1.5)	3.5	0.02
Acquisition related write-off of prepaid expenses and other asset impairment	—	—	—	2.7	(0.9)	1.8	0.01

Total adjustments	—	27.2	47.0	49.7	(16.8)	32.9	0.17

Adjusted results	461.1	333.1	130.9	123.3	(34.8)	88.5	$0.44

*	Using 203.5 M diluted shares